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Exhibit 99.4

FOR IMMEDIATE RELEASE
15 January 2004
Bookham Technology plc

Proposed Acquisition of New Focus, Inc

        In connection with the proposed acquisition of New Focus, Inc. by Bookham Technology plc ("Bookham"), Amendment No. 3 to Registration Statement on Form F-4 has [today] been filed by Bookham with the Securities and Exchange Commission in Washington. DC.

        Copies of this Registration Statement will be available on the SEC website at www.sec.gov/edgar.shtml under Bookham's company filings.

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  Exhibit 99.4
Proposed Acquisition of New Focus, Inc